Exhibit 99.(k)(iii)

EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT

This Expense Support and Reimbursement Agreement (the “Agreement”) is made this 16th day of July, 2015, by and between TRILOMA EIG GLOBAL ENERGY FUND, a Delaware statutory trust (the “Fund”), and EIG CREDIT MANAGEMENT COMPANY, LLC, a Delaware limited liability company (“EIG”).

WHEREAS, the Fund is a newly organized, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, Triloma Energy Advisors, LLC (“Triloma”) is the Fund’s investment adviser and EIG is the Fund’s investment sub-adviser.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. Expense Payments by EIG

(a)         EIG shall pay on behalf of the Fund all expenses incurred by the Fund prior to the declaration of effectiveness of the registration statement of the Fund by the Securities and Exchange Commission (the “SEC”), including expenses incurred prior to the date of this Agreement.

(b)         Commencing with the SEC’s declaration of effectiveness of the registration statement of the Fund, EIG shall, on a monthly basis, reimburse the Fund for operating expenses in an amount equal to the difference between the Fund’s cumulative distributions paid to the Fund’s shareholders during the relevant portion of the fiscal year (the “Relevant Period”) less cumulative Available Operating Funds (defined below) received by the Fund on account of its investment portfolio during such Relevant Period, reduced by cumulative Expense Payments (defined below) received by the Fund or increased by cumulative Reimbursement Payments (defined below) paid by the Fund during such Relevant Period.

(c)          Any payment required to be made by EIG pursuant to Sections 1(a) and 1(b) of this Agreement shall be referred to herein as an “Expense Payment.”

(d)         The Fund’s right to receive an Expense Payment from EIG shall be an asset of the Fund on the last business day of the applicable month. The Expense Payment in respect of any month shall be paid by EIG to the Fund in immediately available funds and/or by offset against amounts due from the Fund to EIG, promptly following the date on which the Fund closes its books for such month, and in no event later than 15 days after the end of such month.

(e)          For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Fund’s estimated net investment taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Fund on account of preferred and common equity investments (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

2. Reimbursement of Expense Payments by the Fund

(a)         Following any month in which Available Operating Funds in respect of such month exceed the cumulative ordinary cash distributions paid by the Fund in respect of such month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof in accordance with Sections 2(b), 2(c) and 2(d), as applicable, to EIG until such time as all Expense Payments made by EIG to the Fund within three years prior to the last business day of such month have been reimbursed. Any payments required to be made by the Fund pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.”

(b)         Subject to Sections 2(c) and 2(d), as applicable, the amount of the Reimbursement Payment in respect of any month shall equal the lesser of (i) the Excess Operating Funds in respect of such month and (ii) the aggregate amount of all Expense Payments made by EIG to the Fund within three years prior to the last business day of such month that have not been previously reimbursed by the Fund to EIG.

(c)          Notwithstanding anything to the contrary in this Agreement, the amount of the Reimbursement Payment in respect of any month shall be reduced to the extent that such Reimbursement Payment, together with all other Reimbursement Payments paid during that fiscal year, would cause Other Operating Expenses (as defined below) (on an annualized basis and net of any Expense Payments received by the Fund during such fiscal year) to exceed the lesser of (i) 2.00% of the Fund’s average net assets attributable to the Fund’s common shares of beneficial interest for the fiscal year-to-date period after taking such Expense Payments into account and (ii) the percentage of the Fund’s average net assets attributable to the Fund’s common shares of beneficial interest represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year).  For purposes of this Agreement, “Other Operating Expenses” means the Fund’s total Operating Expenses (as defined below), excluding management fees, incentive fees, organization and offering expenses, distribution fees, dealer manager fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses.  “Operating Expenses” means all operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. The calculation of average net assets shall be consistent with such periodic calculations of average net assets in the Fund’s financial statements.

(d)         Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment in respect of any month shall be made if the Effective Rate of Distributions Per Share declared by the Fund at the time of such Reimbursement Payment is less than the

Effective Rate of Distributions Per Share declared by the Fund at the time the Expense Payment was made to which such Reimbursement Payment relates. For purposes of the Agreement, “Effective Rate of Distributions Per Share” means the annualized, fiscal year to date declared distribution rate per share exclusive of return of capital and distribution rate reduction due to distribution fees and dealer manager fees, if any.

(e)          The Fund’s obligation to make a Reimbursement Payment shall be an asset of EIG on the last business day of the applicable month. The Reimbursement Payment in respect of any month shall be paid by the Fund to EIG in immediately available funds and/or by offset against amounts due from EIG to the Fund, promptly following the date on which the Fund closes its books for such month, and in no event later than 15 days after the end of such month. Any Reimbursement Payments shall be deemed to have reimbursed EIG for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2. For the avoidance of doubt, Expense Payments pursuant to Section 1(a) will be deemed to have been made as of the last business day of such month in which the SEC declares effective the registration statement of the Fund.

3. Termination and Survival

(a)         This Agreement shall become effective as of the date of this Agreement.

(b)         This Agreement may be terminated without the payment of any penalty, by the Fund or EIG at any time in writing. Termination of this Agreement will be effective as of the last day of the month during which such notice was provided. Termination of this Agreement shall not otherwise extinguish payments owed by EIG to the Fund, or by the Fund to EIG, at the time of such termination, including Expense Payments, if any, in respect of the month during which this Agreement was terminated.

(c)          This Agreement shall automatically terminate in the event of (i) the termination by the Fund or Triloma of the Investment Sub-Advisory Agreement, dated [·], among the Fund, Triloma and EIG or (ii) the board of trustees of the Fund makes a determination to dissolve or liquidate the Fund.

(d)         Sections 3 and 4 of this Agreement shall survive any termination of this Agreement.  Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Reimbursement Payments that have not been paid by the Fund to EIG.

4. Miscellaneous

(a)         The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)         This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)          This Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the Investment Company Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as each may be amended or restated, or to relieve or deprive the board of trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

(d)         If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)          The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of EIG.

(f)           This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

TRILOMA EIG GLOBAL ENERGY FUND

By:	/s/ Eric S. Nadeau

Name:	Eric S. Nadeau

Title:	Chief Financial Officer

EIG CREDIT MANAGEMENT COMPANY, LLC

By:	/s/ Pritpal Aujla

Name:	Pritpal Aujla

Title: